MFund Services LLC

36 North New York Avenue

Huntington, NY 11743

February 26, 2016

VIA EDGAR

Elisabeth M. Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Huntington Funds, File Nos. 033-11905, 811-05010

Dear Ms. Bentzinger:

On December 11, 2015, the Huntington Funds (the "Registrant"), on behalf of its series, the Catalyst Managed Futures Strategy Portfolio (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on January 27, 2016, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses. A revised draft of the prospectus accompanies this response letter.

Prospectus:

Comment 1. Please include the date of the prospectus, and name of each share class on the cover of the prospectus.

Response. The date and name of each share class has been added to the cover of the prospectus. Please note that the name of the Fund has been changed from “Catalyst Managed Futures Strategy Portfolio” to “Catalyst Managed Futures Strategy VA Fund”.

Comment 2. Please confirm supplementally that the expenses of the Fund’s wholly-owned Cayman subsidiary are reflected in the amount disclosed as “Other Expenses” in the Fee and Expenses Table.

Response. The Registrant has confirmed that the expenses of the Fund’s wholly-owned Cayman are reflected in “Other Expenses”.

Comment 3. Footnote 2 to the Fee and Expenses table states “The Advisor may elect in its discretion to terminate this Agreement for any period following the term period of this Agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Portfolio to repay for up to three years’ amounts of waived fees or reimbursed expenses with respect to periods prior to such termination.”. The staff has taken the position that survival of recoupment rights closely resembles penalty clauses that restrict the Board and shareholders ability to terminate the advisory contract in contravention of Section 15(a)(2) of the Investment Company Act of 1940.

Response. As discussed with Staff, the Registrant will not exercise this provision of the agreement regarding the survival of recoupment rights after the termination of the advisory agreement until discussions with the Staff regarding this comment are concluded.

Comment 4. Please confirm supplementally that the expense limitation agreement limits the amount that the advisor may recapture under the expense limitation agreement to the lesser of the current expense limitation and the expense limitation at the time of recapture. Please refer to 2009 Investment Company Industry Developments Audit Risk Alert ARA-INV 73.

Response. The Registrant has confirmed that the expense limitation agreement limits the amounts that the advisor may recapture to the lessor of the current expense limitation and the expense limitation in effect at the time of recapture.

Comment 5. In the introductory paragraph to the expense example, please clarify that the hypothetical expenses are the same whether a shareholder redeem shares at the end of the investment period or hold shares through all periods.

Response. The paragraph has been revised to state a follows:

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated ~~and then redeem all of your shares at the end of those periods~~. The Example also assumes that your investment has a 5% return each year, the Portfolio’s operating expenses remain the same and that the expense reduction/reimbursement remains in place for the contractual period only. You would incur these hypothetical expenses whether or not you redeem your investment at the end of the given period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Comment 6. Under “Principle Investment Strategies”, the Prospectus states that the Fund may invest in short and medium term fixed income securities. Please define “short” and “medium” term investments.

Response. The Fund’s investment strategies disclosure has been revised to state that the Fund will invest in short-term fixed income securities. All references to the Fund’s investment in medium -term fixed income securities have been deleted. In addition, the following disclosure has been added to the short-term fixed income strategy disclosure:

“The short-term fixed income securities in which the Fund may invest will have an average maturity of two years or less and will be rated Baa3 and above by Moody’s or another independent rating agency or, if unrated, are determined to be of comparable quality by the Fund’s Sub-Advisor.”

Comment 7. Please disclose any criteria as the duration of the securities in which the Fund may invest. If criteria regarding duration is disclosed, please define duration and clarify that duration is sensitive to interest rates and not time periods. In addition, please provide an example of how an increase of 1% in interest rates affects the value of the Fund’s assets at a given duration.

Response. The Fund will invest in securities without regards to duration.

Comment 8. Please disclose the lowest rating of a security that the Fund may invest and whether the Fund may invest in securities in default. If the Fund may invest in Junk Bonds, please disclose the Fund’s investment in such securities and disclose the corresponding risk.

Response. Please see Registrant’s response to Comment 6 for the disclosure added to the Fund’s prospectus regarding the lowest rating of a security that the Fund may invest.

Comment 9. Please consider disclosing that fixed income investments may include floating and variable rate instruments, if true.

Response. Investing in floating and variable rate instruments is not a principal investment strategy of the Fund.

Comment 10. The prospectus states that the Fund will invest in other investment companies. Please confirm that acquired fund fees and expenses is less than 0.01%.

Response. The Registrant has confirmed that acquired fund fees and expenses is less than 0.01%.

Comment 11. The prospectus states that the Fund may invest in short and medium term instruments through pooled vehicles. Please disclose supplementally the amount that the Fund expects to invest in pooled vehicles that rely on 3(c)(1) or 3(c)(7). Is there a limit on the amount that the Fund may invest in such pooled vehicles and are the investments considered illiquid by the Fund?

Response. The Fund will not invest in short to medium-term instruments through pooled vehicles. The prospectus disclosure has been revised as follows:

Short ~~to Medium-~~Term Fixed Income Strategy:  The ~~Portfolio~~Fund will invest directly in short t~~o medium-~~term fixed income securities.  ~~The fixed income strategy includes short to medium-term fixed income instruments.~~  The ~~Portfolio~~Fund may invest in these instruments directly or through other mutual funds~~investment companies or pooled vehicles. The Advisor’s~~Investment decisions are driven by liquidity, rating and time to maturity. This portion of the portfolio is constructed in order to mitigate interest rate and credit risk while optimizing income, and will involve investment in securities including but not limited to: cash, cash equivalents, short-term investment grade debt securities, money market mutual funds (including affiliated money market mutual funds) and money market instruments. The short-term fixed income securities in which the Fund may invest will have an average maturity of two years or less and will be rated Baa3 and above by Moody’s or another independent rating agency or, if unrated, are determined to be of comparable quality by the Fund’s Sub-Advisor.

Comment 12. Please confirm supplementally that the Fund’s wholly-owned Cayman subsidiary will not invest in other subsidiaries.

Response. The Registrant has confirmed that the Fund’s wholly owned Cayman subsidiary will not invest in other subsidiaries.

Comment 13. The prospectus states that the Fund may invest in swaps. Please disclose the types of swaps that the Fund may engage. If the Fund may write credit default swaps, please confirm supplementally that the Fund will segregate the full notional value of the swaps.

Response. The Fund’s Managed Futures Strategy has been revised. The Advisor to the Fund and its Cayman subsidiary will retain an investment sub-adviser, Chesapeake Capital Corporation (the “Sub-Advisor”), to invest directly in commodity interests rather than in the Underlying Pools or swaps as described in the previously filed prospectus. Accordingly, the investment strategy disclosure has been revised as follows and the corresponding risk disclosure have been removed. :

•	Managed Futures Strategy: ~~The Portfolio will invest the majority of its assets allocated to this strategy in limited partnerships, corporations, limited liability companies and other types of pooled investments (each an "Underlying Pool") or implement the strategy by using swaps.~~ The Fund will invest in a diversified portfolio of commodity interests, including but not limited to: futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies. The holding periods for instruments may vary and could last from a few days to over one year. The Fund may take either a long or short position in an instrument. The Fund will profit from a “long” position in an instrument when the price of the underlying instrument increases and will profit from a “short” position in an instrument when the price of the underlying instrument decreases. Investment in these instruments may be made by the Fund ~~Portfolio~~ directly or indirectly by investing through a wholly-owned and controlled Cayman subsidiary (the "Subsidiary"), as described below. To the extent they are applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same investment restrictions and limitations, and will follow the same compliance policies and procedures, as the Fund ~~Portfolio~~ when viewed on a consolidated basis.

The managed futures strategy is intended to provide returns non-correlated with traditional equity and bond portfolios through allocation to alternative investments.  ~~The~~ Chesapeake Capital Corporation, the investment sub-advisor to the Fund (the “Sub-Advisor”), implements the strategy based on multiple forms of diversification, including (1) across market sectors; (2) across geography; (3) across short, medium and long term holding periods; and the Fund will utilize a ~~(4) across different types of strategies such as~~ trend following strategy (identifying opportunities as prices trend up and down) to select investments. ~~and mean reversion (analyzing statistics over the long term and investing as prices revert to the long term price average).  This strategy can be deployed by investing in Underlying Pools that use a single strategy as well as Underlying Pools that use multiple strategies. Each Underlying Pool invests according to its manager's trading strategy or strategies, and will generally trade a diversified portfolio of commodity interests, including but not limited to: futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies. The holding periods for instruments may vary and could last from a few days to over one year.~~ Quantitative models driven mainly by price movements are used to construct the portfolio.

Comment 14. Please explain supplementally whether principally the Fund’s returns will be derived from the use of swaps.

Response. As explained in Registrant’s response to Comment 13 above, the Fund will not implement its Managed Futures Strategy through the use of swaps. All references to swaps including its risks have been removed from the prospectus.

Comment 15. Under “Principal Investment Strategies”, the prospectus defines “mean reversion” as “analyzing statistics over the long term and investing as prices revert to the long term price average”. Please revise “long term price average” in accordance with plain English principles.

Response. The Fund’s strategy has been revised to remove “mean reversion” as a strategy of selecting investments.

Comment 16. If the Fund concentrates its investment in commodities, please disclose and include the appropriate Risk disclosure in accordance with Item 4(a) of Form N-1A.

Response. The Registrant has confirmed that it does not intend to concentrate its investment in commodities.

Comment 17. Please move the “Manager of Managers Order” disclosure from the “Fund Summary” section to the “Principal Investment Strategies and Risks” section of the prospectus.

Response. The disclosure has been moved to the “Principal Investment Strategies and Risks” section of the prospectus as requested.

Comment 18. Please consider including in the “Limited History of Operating Risks” disclosure that the Fund may have higher expenses, may not grow to economically viable size, and may cease operations and investors may be required to liquidate or transfer their investment at a loss”.

Response. The “Limited History of Operating Risks” risk disclosures contained under the “Fund Summary” and “Principal Investment Strategies and Risks” sections of the Fund’s prospectus have been revised as follows:

Limited History of Operations Risk.  The ~~Portfolio~~Fund has a limited history of operations for investors to evaluate. Due to the Fund's small asset size, certain of the Fund's expenses and its portfolio transaction costs may be higher than those of a fund with a larger asset size. There can be no assurance that the Fund will grow to an economically viable size, in which case the Fund may cease operations. In such an event, investors may be required to liquidate or transfer their investments at a loss. In addition, the Sub-Advisor has limited experience managing a mutual fund.

Comment 19. The prospectus includes disclosure regarding “Short Positions Risks” but does not disclose that the Fund or its underlying investments will enter into short positions in the principal investment strategies sections of the prospectus. Please disclose the Fund’s strategy to enter into short positions as a principal strategy or delete it as a principal risk.

Response. The following disclosure has been added to the description of the Fund’s Managed Futures Strategy:

“The Fund may take either a long or short position in an instrument. The Fund will profit from a “long” position in an instrument when the price of the underlying instrument increases and will profit from a “short” position in an instrument when the price of the underlying instrument decreases.”

Comment 20. Please disclose supplementally the broad based index the Fund intends to use as a benchmark to compare its performance.

Response. The Fund intends to use BofA Merrill Lynch 3-Month U.S. Treasury Bill Index as its primary benchmark, and the Credit Suisse Managed Futures Hedge Fund Index and S&P 500 Index as its secondary benchmarks.

Comment 21. Under “Fund Summary - Other Important Information”, investors are referred to the “Additional Shareholder Summary Information” section of the prospectus for information regarding the purchase and sale of Portfolio shares, tax information and financial intermediate information compensation. Please disclose this information in the Fund Summary section of the prospectus.

Response. The Registrant has deleted the “Other Important Information” disclosure and moved “Purchasing and Redeeming Shares”, Tax Information” and “Payments to Insurance Companies or Qualifying Dealers” contained under “Additional Information about The Huntington Funds” to the Fund Summary section of the prospectus.

Comment 22. Under the section entitled “Principal Investment Strategies and Risks – Investment Strategies”, the prospectus states “The Subsidiary will invest the majority of its assets in Underlying Pools. The “Fund Summary” section of the prospectus states that the Fund will invest a majority of its assets in Underlying Pools or swaps. Please reconcile.

Response. As explained in Registrant’s response to Comment 13 above, the Fund will not invest in Underlying Pools or swaps to implement its Managed Futures Strategy. The disclosures have been deleted.

Comment 23. Under the section entitled “Principal Investment Strategies and Risks – Investment Strategies”, the prospectus refers to the Fund’s “short-term fixed income strategy”, where as the “Fund Summary” section refers to the Fund’s “short and mid-term fixed income strategy”. Please reconcile.

Response. As stated in the response to comment 11, medium-term fixed income securities are not part of the Fund’s primary investment strategy and all references to medium-term investments in the Fund’s investment strategy disclosures have been removed.

Comment 24. If the Fund will concentrate in securities of issuers in a particular industry, please provide the appropriate disclosure of this policy and the corresponding risk as required by Item 4(a) and (b) of Form N-1A.

Response. The Fund does not intend to concentrate in securities of issuers in a particular industry.

Comment 25. The following paragraph contained under the section “Principal Investment Strategies and Risks – Investment Strategies” is a risk of the Fund, not a principal strategy. Please move the disclosure to the risk section of the prospectus.

The Portfolio and the Subsidiary are “commodity pools” under the U.S. Commodity Exchange Act, and the Advisor is a “commodity pool operator” registered with and regulated by the Commodity Futures Trading Commission (“CFTC”). As a result, additional CFTC-mandated disclosure, reporting and recordkeeping obligations will apply with respect to the Portfolio. Compliance with new regulatory requirement could increase the Portfolio’s expenses.

Response. The disclosure has been moved as requested.

Comment 26. The first paragraph under the principal risk under the “Principal Fund Investment Strategies and Risks” references “Government Intervention and Extreme Volatility Risk” and “Cybersecurity Risk”. These are not principal risks of investing in the Fund. Please indicate that these risks are not principal risks of the Fund or remove the reference from this section of the prospectus.

Response. References to these non-principal risks has been removed from the paragraph.

Comment 27. Under the section of the prospectus entitled “Principal Shares”, please include the disclosure as required by Instruction 2 to Item 11(a)(3)

Response. The following disclosure has been added as the last sentence of the fourth paragraph under “Pricing Shares”:

“Because a Fund may invest in securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund does not price its Shares, the value of some of the Funds’ portfolio securities may change on days when you may not be able to buy or sell Fund Shares.”

Comment 28. Please remove the following sentence from the section of the prospectus entitled “Redeeming Shares”, as this information is not relevant to insurance funds;

“The Trust also reserves the right to postpone payment for more than seven days where payment for shares to be redeemed has not yet cleared.”

Response. The sentence has been deleted.

Comment 29. Please state that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s SAI and on the Fund’s website, if applicable, as required by Item 9(d) of Form N-1A.

Response. The information contained under the section entitled “Portfolio Holdings Information” has been replaced with the required statement.

Comment 30. Under the section entitled “Investment Advisor – Investment Subsidiary”, please disclose that the Advisor complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”), relating to investment advisory contracts (Section 15) and as an investment advisor to the Fund under Section 2(a)(20) under the 1940 Act. Please note that because the same entity is investment advisor to the Fund and Subsidiary, for the purposes of complying with Section 15(c), the review of the Fund’s advisory agreement and the Subsidiaries advisory agreement may be combined.

Please also disclose in this section that the Subsidiary will comply with the provisions of the 1940 Act related to related transactions and custody (Section 17 and 15).

Response. Because the subsidiary is not required to be registered as an investment company, it is not required to comply with the relevant provisions of the Investment Company Act of 1940. As such, the Registrant does not believe further disclosure about the Subsidiary in the Fund’s registration statement is necessary or appropriate.

Nonetheless, the investment advisory agreement for the Subsidiary will generally comply with Section 15(a): (i) the agreement will be approved by the Board of Directors of the Subsidiary, (ii) the agreement will be initially approved by the Fund as the sole shareholder of the Subsidiary, and (iii) the Board of Directors of the Subsidiary will approve annual continuations of the agreement. The prospectus also states that the Advisor acts as the investment advisor and provides the same services to the Subsidiary as it does for the Fund.

As an affiliated person of the Fund, the Subsidiary is subject to Section 17 with respect to affiliated transactions and will comply with the provisions relating to affiliated transactions and custody provisions. However, it is noted that transactions between the Fund and Subsidiary are exempted under Rule 17a-3 and 17d-1(d)(5) from the restrictions of Sections 17(a) and 17(d) of the 1940 Act relating to transactions with affiliates.

STATEMENT OF ADDITIONAL INFORMATION

Comment 31. Please revise the last sentence under “Investment Practices – Reverse Repurchase Agreement” to state “Reverse repurchase agreements are considered to be borrowings by a Fund and, therefore, a form of leverage under the 1940 Act.”

Response. The sentence has been revised as requested

Comment 32. The Fund’s fundamental investment restriction prohibiting the Fund from concentrating in an industry or group of industries provides that it “will not apply to the Portfolio’s investments providing exposure to an industry or group of industries in commodity sectors”. Please clarify whether his means that the Fund will concentrate in commodities.

In addition, the Fund may not ignore the concentration of affiliated and unaffiliated underlying funds in determining whether it is complying with its concertation policy. Please add disclosure indicating that the Fund will consider concentration of underlying investment companies when determining its compliance with its own policies.

Response. The Fund does not intend to concentrate in commodities. The reference disclosure has been removed from the SAI. In addition, the following disclosure has been added to the end of the investment restriction section of the SAI:

To the extent they are applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same investment restrictions and limitations, and will follow the same compliance policies and procedures, as the Fund when viewed on a consolidated basis. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary.

Comment 33. Please provide the total numbers of funds in the fund complex overseen by the Trustee in the Trustee Table as required by Item 17(2)(a)(1) of Form N-1A and clarify that the number of funds listed for each Trustee under “Other Directorships” represents the number of series of the other registered investment companies the Trustee serves as a director or trustee.

Response. A column entitled “Number of Portfolios in Fund Complex Overseen by Trustee” has been added to the table and the clarification regarding the number of series of other registered investment companies has been made.

Comment 34. For each Independent Trustee, please provide the disclosure regarding their ownership interests in the Advisor and distributor as set forth in Item 17(b)(5) of Form N-1A.

Response. The following disclosure has been added to the SAI:

“As of December 31, 2015, none of the Trustees of the Trust or their immediate family members owned securities (beneficially or of record) of the Advisor or Distributor or any person directly or indirectly controlling, controlled by or under common control with the Advisor or Distributor.”

Comment 35. Please provide a telephone number at which information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 may be obtained as required by Item 17(f) of Form N-1A.

Response. The requested disclosure has been added.

Comment 36. The last sentence of the first paragraph under the section “Shareholder Rights” states “As of the date of this SAI, the Trustees have established two classes of Shares in the Fund”. Please correct the disclosure to accurately reflect the number of classes.

Response. The number of classes has been revised to state the Fund has two classes of shares.

Comment 37. Some of the information under “Additional information on Purchases” may not be applicable to insurance funds. Please review and make the appropriate revisions.

Response. The Registrant has reviewed the disclosure and removed the inapplicable information.

Part C

Comment 38. The investment advisory agreement between the Cayman subsidiary and the advisor are material contracts and should be filed as an exhibit.

Response. The investment advisory agreement between the Cayman subsidiary and the advisor and the sub-advisory agreement between the advisor and the sub-advisor will be filed as exhibits under Item 29(h) of Form N-1A.

Comment 39. Please explain the legal basis for not filing the consent of Trust counsel to the use of their name in the SAI and counsel’s opinion as to the legality of shares being offered.

Response. The Registrant’s intent to file an opinion and consent of counsel was inadvertently omitted from Part C of Post-Effective Amendment V0. 110. Counsel’s opinion and consent will be filed in the definitive filing to register the Fund’s shares.

Comment 40. Please confirm supplementally that

a)	the subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States; and

b)	the subsidiary and Board of Directors will agree to the inspection by the staff of the SEC of the subsidiary’s books and records which will be maintained in accordance with Section 31 of the Investment Company Act and rules thereunder.

Response. The Registrant confirms that it will designate and agent for service of process in the United States and agrees to the inspection of its books and records by the SEC staff. In addition, the following undertaking has been added under Item 35 of Form N-1A.

“The Registrant undertakes that each Subsidiary and each Director of each Subsidiary hereby consents to service of process within the United States, and to examination of its books and records.”

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please call me at (631) 629-4237.

Sincerely,

  /s/ Jennifer Bailey

Jennifer Bailey

Catalyst Managed Futures Strategy VA Fund

Class A Shares

Institutional Shares

PROSPECTUS

March [ ], 2016

This Prospectus provides important information about the Fund that you should know before investing. Please read it carefully and keep it for future reference.

The Securities and Exchange Commission and the Commodity Futures Trading Commission have not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Table of Contents

Fund Summaries
2	Catalyst Managed Futures Strategy VA Fund
Principal Fund Investment Strategies and Risks
11	Catalyst Managed Futures Strategy VA Fund
Shareowner Guide–How to Invest in The Fund
24	Pricing Shares
25	Purchasing Shares
26	Redeeming Shares
26	Frequent Trading Policies
27	Fund Holdings Information
More About The Catalyst VA Fund
28	Management of the Trust
29	Investment Advisor and Sub-Advisor
29	Distribution of Fund Shares
30	Mixed Funding and Shared Funding
30	Dividends and Distributions
31	Tax Consequences
Financial Information
32	Financial Highlights

2

Fund Summary

Catalyst Managed Futures Strategy VA Fund

Investment Objective

The Fund seeks income and capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The table below and the Example that follows it DO NOT reflect variable insurance contract or separate account fees and charges. If these were included, your costs would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Institutional Shares
Management Fees	1.75%	1.75%
Distribution and/or Service (12b-1) Fees	0.50%	0.00%
Other Expenses(1)	0.62%	0.62%

~~______________________________________________________________________________________~~
Total Annual Fund Operating Expenses	2.87%	2.37%
Fee Waivers and/or Expense Reimbursements(2)	(0.38)%	(0.38)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	2.49%	1.99%

(1)  Estimated to reflect expenses expected to be incurred in the first fiscal year.

(2)	Rational Advisors, Inc. (the “Advisor”) has contractually agreed to waive all or a portion of its investment advisory fee (based on average daily net assets) and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 2.49% and 1.99% of the average daily net assets of the Class A Shares and Institutional Shares of the Fund, respectively, through April 30, 2017. This Agreement shall terminate automatically upon the termination of the Fund’s investment management agreement with the Advisor. [The Advisor may elect in its discretion to terminate this Agreement for any period following the term period of this Agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay for up to three years’ amounts of waived fees or reimbursed expenses with respect to periods prior to such termination. ]

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same and that the expense reduction/reimbursement remains in place for the contractual period only. You would incur these hypothetical expenses whether or not you redeem your investment at the end of the given period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

3

Fund Summary

Catalyst Managed Futures Strategy VA Fund

Expense Examples	1 Year	3 Years
Class A Shares	$ [ ]	$ [ ]
Institutional Shares	$ [ ]	$ [ ]

Fund Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. Because the Fund has not commenced operations as of the date of this prospectus, the portfolio turnover rate for the last fiscal year is not available. In the future, the portfolio turnover rate for the most recent fiscal year will be provided here.

Principal Investment Strategies

The Fund seeks to achieve its investment objectives using two principal strategies:

•	Short Term Fixed Income Strategy: The Fund will invest directly in short-term fixed income securities. The Fund may invest in these instruments directly or through other mutual funds. Investment decisions are driven by liquidity, rating and time to maturity. This portion of the Fund’s portfolio is constructed in order to mitigate interest rate and credit risk while optimizing income, and will involve investment in securities including but not limited to: cash, cash equivalents, short-term investment-grade debt securities, money market mutual funds (including affiliated money market mutual funds) and money market instruments. The short-term fixed income securities in which the Fund may invest will have an average maturity of two years or less and will be rated Baa3 and above by Moody’s or another independent rating agency or, if unrated, are determined to be of comparable quality by the Fund’s Sub-Advisor.
•	Managed Futures Strategy: The Fund will invest in a diversified portfolio of commodity interests, including but not limited to: futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies. The holding periods for instruments may vary and could last from a few days to over one year. The Fund may take either a long or short position in an instrument. The Fund will profit from a “long” position in an instrument when the price of the underlying instrument increases and will profit from a “short” position in an instrument when the price of the underlying instrument decreases. Investment in these instruments may be made by the Fund directly or indirectly by investing through a wholly-owned and controlled Cayman subsidiary (the "Subsidiary"), as described below. To the extent they are applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same investment restrictions and limitations, and will follow the same compliance policies and procedures, as the Fund when viewed on a consolidated basis.

The managed futures strategy is intended to provide returns non-correlated with traditional equity and bond portfolios through allocation to alternative investments.  Chesapeake Capital Corporation, the investment sub-advisor to the Fund (the “Sub-Advisor”) implements the strategy based on multiple forms of diversification, including (1) across market sectors; (2) across geography; (3) across short, medium and long term holding periods, and the Fund will utilize a trend following strategy (identifying opportunities as prices trend up and down) to select investments.  Quantitative models driven mainly by price movements are used to construct the portfolio.

4

Fund Summary

Catalyst Managed Futures Strategy VA Fund

The Fund may also pursue the managed futures strategy by investing a portion of its assets directly in certain financial-related derivatives which may include certain financial futures and options based on equity indices, interest rates and other financial instruments and currencies. The Portfolio anticipates that it will generally invest between 10-70% of its assets (whether directly or through the Subsidiary) pursuant to the managed futures strategy. The Fund anticipates that it will generally invest between 30-90% of its assets pursuant to the short-term fixed income strategy, although it reserves the right to invest up to 100% of its assets pursuant to the short-term fixed income strategy.

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means a higher percentage of the Fund’s assets may be invested in the securities of a more limited number of companies than if the Fund were diversified.

The Subsidiary

The Fund may allocate up to 25% of its total assets in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies. The Advisor and Sub-Advisor serve as the investment advisor and the sub-advisor, respectively, of the Subsidiary. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives; however, the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives. In addition, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same fundamental investment restrictions and will follow the same compliance policies and procedures as the Fund. The Fund is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.

Principal Investment Risks

All mutual funds take investment risks. Therefore, it is possible to lose money by investing in the Fund. The investment program of the Fund is speculative, entails substantial risks and includes alternative investment techniques not employed by traditional mutual funds.  The Fund is not a complete investment program and should be considered only as one part of an investment portfolio. The Fund is more appropriate for long-term investors who can bear the risk of short-term net asset value (“NAV”) fluctuations, which at times, may be significant and rapid, however, all investments long- or short-term are subject to risk of loss. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The primary factors that may reduce the Fund’s net asset value (“NAV”) and returns include:

Affiliated Investment Company Risk. The Fund invests in affiliated money market funds (the “Affiliated Advised Funds”), unaffiliated money market funds, or a combination of both. The Advisor, therefore, is subject to conflicts of interest in allocating the Fund’s assets among the underlying funds. The affiliate of the Advisor will receive revenue to the extent the Advisor selects an Affiliated Advised Fund rather than an unaffiliated fund for inclusion in the Fund’s portfolio. In addition, the Advisor may have an incentive to allocate the Fund’s assets to those Affiliated Advised Funds for which the net advisory fees payable to the Advisor are higher than the fees payable by other Affiliated Advised Funds.

Commodities Risk.  Investing in the commodities markets (directly or indirectly) may subject the Fund to greater volatility than investments in traditional securities. Commodity prices may be influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.

Credit and Counterparty Risk.    The value of the Fund’s investments may be adversely affected if a security’s credit rating is downgraded; an issuer of an investment held by the Fund fails to pay an obligation on a timely basis, otherwise defaults or is perceived by other investors to be less creditworthy; or a counterparty to a derivatives or other transaction with the Fund files for bankruptcy, becomes insolvent, or otherwise becomes unable or unwilling to honor its obligation to the Fund.

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Derivatives Risk.    The Fund will primarily invest in derivatives, such as options, futures and forward contracts, to seek exposure to certain asset classes and enhance returns. To a lesser extent, the Fund may also invest in derivatives to “hedge” or protect its assets from an unfavorable shift in the value or rate of a reference instrument. Derivatives can significantly increase the Fund’s exposure to market risk, credit and counterparty risk and other risks, as well as increase transaction costs. Derivatives may be illiquid and difficult to value. Because of their complex nature, some derivatives may not perform as intended. As a result, the Fund may not realize the anticipated benefits from a derivative it holds or it may realize losses. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities markets. The Fund and the Subsidiary are “commodity pools” under the U.S. Commodity Exchange Act, and the Advisor is a “commodity pool operator” registered with and regulated by the Commodity Futures Trading Commission (“CFTC”). As a result, additional CFTC-mandated disclosure, reporting and recordkeeping obligations will apply with respect to the Fund. Compliance with new regulatory requirement could increase the Fund’s expenses.

Futures Risk:  The successful use of forward and futures contracts will depend upon the Sub-Advisor’s skill and experience with respect to such instruments and are subject to special risk considerations. The primary risks associated with the use of forward and futures contracts are (i) the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the forward or futures contract; (ii) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (iii) losses caused by unanticipated market movements, which are potentially unlimited; (iv) the Sub-Advisor’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; (v) the possibility that the counterparty to a forward contract will default in the performance of its obligations; and (vi) if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements on a futures contract, and the Fund may have to sell securities at a time when it may be disadvantageous to do so.

Foreign currency forward prices are influenced by, among other things, changes in balances of payments and trade, domestic and international rates of inflation, international trade restrictions and currency devaluations and revaluations. Investments in currency forward contracts may cause the Fund to maintain net short positions in any currency, including home country currency. In other words, the total value of short exposure to such currency (such as short spot and forward positions in such currency) may exceed the total value of long exposure to such currency (such as long individual equity positions, long spot and forward positions in such currency).

Options Risk: The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing the entire premium invested in the put option.

Fixed Income Risk.    The value of the Fund’s investments in fixed income securities may decline when prevailing interest rates rise or increase when interest rates fall. The longer a security’s maturity or duration, the greater its value will change in response to changes in interest rates. The interest earned on the Fund’s investments in fixed income securities may decline when prevailing interest rates fall.

Foreign Investment/Currency Risk. Compared with investing in the United States, investing in foreign markets involves a greater degree and variety of risk. Investors in international or foreign markets may face delayed settlements, currency controls and

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adverse economic developments as well as higher overall transaction costs. In addition, fluctuations in the U.S. dollar’s value versus other currencies may erode or reverse gains from investments denominated in foreign currencies or widen losses. Exchanged rates for currencies fluctuate daily. Foreign governments may expropriate assets, impose capital or currency controls, impose punitive taxes, impose limits on ownership or nationalize a company or industry. Any of these actions could have a severe effect on security prices and impair the Fund’s ability to bring its capital or income back to the U.S. Currency exchange rate fluctuations also may impair an issuer’s ability to repay U.S. dollar denominated debt, thereby increasing credit risk of such debt.

Finally, the value of foreign securities may be affected by incomplete, less frequent or inaccurate financial information about their issuers, social upheavals or political actions ranging from tax code changes to governmental collapse. Foreign companies may also receive less coverage than U.S. companies by market analysts and the financial press. In addition, foreign countries may lack uniform accounting, auditing and financial reporting standards or regulatory requirements comparable to those applicable to U.S. companies. These risks are greater in emerging markets. The combination of currency risk and market risk tends to make the value of securities traded in foreign markets more volatile than securities traded exclusively in the United States.

A portion of the derivatives trades made by the Fund may take place on foreign markets. Neither existing CFTC regulations nor regulations of any other U.S. governmental agency apply to transactions on foreign markets. Some of these foreign markets, in contrast to U.S. exchanges, are so-called principals' markets in which performance is the responsibility only of the individual counterparty with whom the trader has entered into a commodity interest transaction and not of the exchange or clearing corporation. In these kinds of markets, there is risk of bankruptcy or other failure or refusal to perform by the counterparty.

Issuer-Specific Risk.  The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than those of larger issuers. The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

Leveraging Risk.    Derivatives and other transactions that give rise to leverage may cause the Fund’s performance to be more volatile than if the Fund had not been leveraged. Leveraging also may require that the Fund liquidate portfolio securities when it may not be advantageous to do so to satisfy its obligations. Leveraging may expose the Fund to losses in excess of the amounts invested or borrowed.

Limited History of Operations Risk.  The Fund has a limited history of operations for investors to evaluate. Due to the Fund's small asset size, certain of the Fund's expenses and its portfolio transaction costs may be higher than those of a fund with a larger asset size. There can be no assurance that the Fund will grow to an economically viable size, in which case the Fund may cease operations. In such an event, investors may be required to liquidate or transfer their investments at a loss. In addition, the Sub-Advisor has limited experience managing a mutual fund.

Liquidity Risk. Liquidity risk refers to the possibility that the Fund may not be able to sell a security when it wants to, which could cause the Fund to continue to hold the security and thereby incur a loss.

Management Risk.  The risk that investment strategies employed by the Sub-Advisor in selecting investments and asset allocations for the Fund may not result in an increase in the value of your investment or in overall performance equal to other similar investment vehicles having similar investment strategies.

Market Risk. The value of securities in the Fund’s portfolio will fluctuate and, as a result, the Fund’s share price may decline suddenly or over a sustained period of time.

Non-Diversification Risk.    To the extent that the Fund holds securities of a smaller number of issuers or invests a larger percentage of its assets in a single issuer than a diversified portfolio, the value of the Fund, as compared to the value of a diversified portfolio, will generally be more volatile and more sensitive to the performance of any one of those issuers and to economic, political, market or regulatory events affecting any one of those issuers.

Short Position Risk.  The Fund will incur a loss as a result of a short position if the price of the short position instrument increases in value between the date of the short position sale and the date on which an offsetting position is purchased. Short positions may be

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considered speculative transactions and involve special risks, including greater reliance on the Underlying Pool manager's ability to accurately anticipate the future value of a security or instrument.

Tax Risk.  Certain of the Fund’s investment strategies, including transactions in options, futures contracts, hedging transactions, forward contracts and swap contracts, may be subject to special tax rules, the effect of which may have adverse tax consequences for the Fund. By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the U.S. federal tax requirements that apply to the Fund. However, because the Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.  Additionally, the Internal Revenue Service ("IRS") has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from an investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). However, the IRS has suspended issuance of any further letters pending a review of its position.  [The Fund has obtained an opinion of counsel that its income from investments in the Subsidiary should constitute “qualifying income.” ] If the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund's investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.

U.S. Government Securities Risk.  The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. U.S. Government securities issued by those agencies, instrumentalities or sponsored enterprises are neither issued nor guaranteed by the U.S. Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government securities held by the Fund may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. It is possible that issuers of U.S. Government securities will not have the funds to meet their payment obligations in the future.

Wholly-Owned Subsidiary Risk.    By investing in the Subsidiary, the Fund is indirectly exposed to the commodities risks associated with the Subsidiary’s investments in commodity-related instruments. There can be no assurance that the Subsidiary’s investments will contribute to the Fund’s returns. The Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and could adversely affect the Fund, such as by reducing the Fund’s investment returns.

Performance

Because the Fund does not yet have a full calendar of investment operations, no performance information is presented for the Fund at this time. In the future, performance information will be presented in this section of this Prospectus. Updated performance information will be available at no cost by calling 800-253-0412.

Investment Advisor, Sub-Advisor and Portfolio Manager

The Fund’s investment advisor is Rational Advisors, Inc. The Fund’s sub-advisor is Chesapeake Capital Corporation.

R. Jerry Parker, Jr., Chairman of the Board of Directors and the Chief Executive Officer of the Sub-Advisor, is primarily responsible for the day-to-day management of the Fund. Mr. Parker has served as the Portfolio Manager of the Fund since the Fund commenced operations in 2016.

Purchasing and Redeeming Shares

You may purchase Shares of the Fund only through variable annuity contracts or variable life insurance policies offered by participating insurance companies. Fund Shares are not offered directly to the public. You should refer to the prospectus for the variable annuity contract or variable life insurance policy for information on how to purchase a variable contract or policy and how to

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select the Fund as an investment option for your contract or policy. You may redeem Shares of the Fund only through participating insurance companies.

This Prospectus describes two classes of shares offered by the Fund: Class A and Institutional Shares.  The Fund offers these classes of shares so that you can choose the class that best suits your investment needs.  The main difference between the classes is ongoing fees.

We redeem Shares of the Fund on any business day when the NYSE is open. The price at which the Fund will redeem a Share will be its NAV next determined after the order is considered received. The Fund has authorized the participating insurance companies to accept redemption requests on its behalf.

Tax Information

Generally, owners of variable annuity contracts are not taxed currently on income or gains realized with respect to such contracts. In addition, distributions made to an owner who is younger than 59 1/2 may be subject to a 10% penalty tax. Investors should ask their own tax advisors for more information on their own tax situation, including possible state or local taxes. Refer to the prospectus of your insurance company separate account for a discussion of the tax status of your variable contract.

Payments to Insurance Companies or Qualifying Dealers

The Fund’s shares are generally available only through participating insurance companies offering variable annuity contracts and variable life insurance policies. Life insurance policies and variable annuities are generally purchased through a broker-dealer or other financial intermediary. The Fund and/or its related companies may make payments to the participating insurance companies for services; some of the payments may go to broker-dealers and other intermediaries. These payments may create a conflict of interest for an intermediary, or be a factor in the participating insurance companies’ decision to include the Fund as an underlying investment option in a variable contract. Ask your salesperson or visit your financial intermediary’s website for more information.

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Additional Shareholder Summary Information

Additional Information about The Huntington Funds

The Fund is a series of the Trust established exclusively for the purpose of providing an investment vehicle for variable annuity contracts and variable life insurance policies offered by separate accounts of participating insurance companies.

The Fund diversifies its investments so it would qualify as a permissible investment for variable annuity contracts and variable life insurance policies issued by insurance companies. This prospectus should be accompanied by the prospectuses for such variable contracts, which contain information about restrictions or other limitations imposed on their investments in the Fund.

The Fund is a mutual fund that issues Shares. A mutual fund pools shareholders’ money and, using professional investment managers, invests it in securities such as stocks and bonds. Before you look at the Fund, you should know a few basics about investing in mutual funds.

The value of your investment in a mutual fund is based on the market prices of the securities the mutual fund holds. These prices change daily due to economic trends and other developments that generally affect securities markets, as well as those that affect particular types of issuers. These price movements, also called volatility, vary depending on the types of securities a mutual fund owns and the markets where these securities trade.

As with other investments, you could lose money on your investment in a mutual fund. Your investment in the Fund is not a deposit or an obligation of any bank. It is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.

The Fund has its own investment objective and strategies for reaching that objective. There is no guarantee that the Fund will achieve its objective. Before investing, make sure that the Fund’s objective matches your own. The Fund’s investment objective and strategies are not fundamental and may be changed by the Trust’s Board of Trustees (“Trustees”).

The portfolio manager invests the Fund’s assets in a way that he believes will help the Fund achieve its objective. A manager’s judgments about the securities markets, economy and companies, and his investment selection, may cause the Fund to underperform other funds with a similar objective.

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Catalyst Managed Futures Strategy VA Fund

Principal Investment Strategy	Seeks to provide returns non-correlated with traditional portfolios through allocation to alternative investments

Investment Strategies	The Fund’s investment objective is income and capital appreciation. The investment objective of the Fund is non-fundamental and may be changed by the Board of Trustees without shareholder approval. If the Board decides to change a Fund's investment objective, shareholders will be given 60 days' advance notice.

The Fund seeks to achieve its investment objectives using two principal strategies:

•         Short to Medium-Term Fixed Income Strategy: The Fund will invest directly in short-term fixed income securities.   The Fund may invest in these instruments directly or through other mutual funds. Investment decisions are driven by liquidity, rating and time to maturity. This portion of the Fund’s portfolio is constructed in order to mitigate interest rate and credit risk while optimizing income, and will involve investment in securities including but not limited to: cash, cash equivalents, short-term investment-grade debt securities, money market mutual funds (including affiliated money market mutual funds) and money market instruments. The short-term fixed income securities in which the Fund may invest will have an average maturity of two years or less and will be rated Baa3 and above by Moody’s or another independent rating agency or, if unrated, are determined to be of comparable quality by the Fund’s Sub-Advisor

•         Managed Futures Strategy: The Fund will invest in a diversified portfolio of commodity interests, including but not limited to: futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies. The holding periods for instruments may vary and could last from a few days to over one year. The Fund may take either a long or short position in an instrument. The Fund will profit from a “long” position in an instrument when the price of the underlying instrument increases and will profit from a “short” position in an instrument when the price of the underlying instrument decreases. Investment in these instruments may be made by the Fund directly or indirectly by investing through a wholly-owned and controlled Cayman subsidiary (the "Subsidiary"), as described below.  To the extent they are applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same investment restrictions and limitations, and will follow the same compliance policies and procedures, as the Fund when viewed on a consolidated basis

The managed futures strategy is intended to provide returns non-correlated with traditional equity and bond portfolios through allocation to alternative investments.  Chesapeake Capital Corporation, the investment sub-advisor to the Fund (the “Sub-Advisor”) implements the strategy based on multiple forms of diversification, including (1) across market sectors; (2) across geography; (3) across short, medium and long term holding periods, and the Fund will utilize a trend following strategy (identifying opportunities as prices trend up and down) to select investments.  Quantitative models driven mainly by price movements are used to construct the portfolio.

The Fund may also pursue the managed futures strategy by investing a portion of its assets directly in certain financial-related derivatives which may include certain financial futures and options based on equity indices, interest rates and other financial instruments and currencies. The Portfolio

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anticipates that it will generally invest between 10-70% of its assets (whether directly or through the Subsidiary) pursuant to the managed futures strategy. The Fund anticipates that it will generally invest between 30-90% of its assets pursuant to the short-term fixed income strategy, although it reserves the right to invest up to 100% of its assets pursuant to the short-term fixed income strategy.

The Fund is classified as “non-diversified” for purposes of the 1940 Act, which means a higher percentage of the Fund’s assets may be invested in the securities of a more limited number of companies than if the Fund were diversified.

Subsidiary

The Fund will invest up to 25% of its total assets in a wholly-owned and controlled Subsidiary. The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.  By investing, in part, in commodities indirectly through the Subsidiary, the Fund will obtain exposure to those assets within the federal tax requirements that apply to the Fund.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").  Subchapter M requires, among other things, that at least 90% of the Fund's income be derived from securities or derived with respect to its business of investing in securities (typically referred to as "qualifying income").

The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other unrelated mutual funds, which indicate that certain income from an investment in a wholly owned foreign subsidiary will constitute “qualifying income” under Subchapter M of the IRS. Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that these rulings evidence the current view of the IRS, consistently applied to a number of similarly situated mutual funds.  The Fund intends to treat the income derived from its investment in the Subsidiary as "qualifying income" for purposes of Subchapter M. However, the Fund currently does not intend to request a private letter ruling from the IRS.  Additionally, in late July 2011, the IRS suspended the issuance of private letter rulings relating to the tax treatment of income generated by investments in controlled foreign corporations, such as the Subsidiary.  As a result, if the Fund did request a private letter ruling from the IRS, there can be no assurance that such request would be granted.  As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund's investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund's Board of Trustees would consider what action to take, which could include a significant change in investment strategy or liquidation.

Because the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiary.  For that reason, references to the Fund may also include the Subsidiary.  The Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund.

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Catalyst Managed Futures Strategy VA Fund

What are the main risks of investing in this Fund?

Loss of money is a risk of investing in the Fund. In addition, your investment in the Fund through its direct investments as well as indirectly through investments in the Subsidiary may be subject to the following principal risks:

Affiliated Investment Company Risk: The Fund invests in affiliated money market funds (the “Affiliated Advised Funds”), unaffiliated money market funds, or a combination of both. The Advisor, therefore, is subject to conflicts of interest in allocating the Fund’s assets among the underlying funds. The affiliate of the Advisor will receive revenue to the extent the Advisor selects an Affiliated Advised Fund rather than an unaffiliated fund for inclusion in the Fund’s portfolio. In addition, the Advisor may have an incentive to allocate the Fund’s assets to those Affiliated Advised Funds for which the net advisory fees payable to the Advisor are higher than the fees payable by other Affiliated Advised Funds.

Commodities Risk: The Fund may invest directly or indirectly in commodity-linked derivative instruments that are designed to provide it with exposure to the commodities market without necessarily investing directly in physical commodities. Commodities are real assets such as oil, industrial metals, and precious metals such as gold or silver. The value of commodities may be affected by events that have less impact on non-commodity investments. Moreover, exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities due to a variety of factors, including supply and demand relationships, fiscal and exchange control programs, or international, economic, political or regulatory developments. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, prolonged or intense speculation by investors, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, other weather phenomena, embargoes, tariffs and international economic, political and regulatory developments. In addition, commodities markets (and commodity-linked derivative instruments) may be subject to temporary distortions and other disruptions due to, among other factors, lack of liquidity, the participation of speculators and government regulation and intervention.

In addition, there may be costs associated with the physical storage of the commodity underlying a derivative instrument, and the price of a commodity futures contract will reflect the storage costs of owning the physical commodity, even though the contract participants may not intend to make or take delivery of the commodity. Changes in storage costs for a commodity may result in changes to the value of futures contracts relating to that commodity.

Changes in the nature of the participants in the commodity derivatives markets may also affect the prices of such derivatives. For example, producers seeking to lock in the price of a commodity that they will deliver in the future generally must sell futures contracts at a price lower than the expected future cash price of the commodity in order to induce speculators to purchase the other side of the same futures contracts. Conversely, end users of a commodity seeking to hedge against a rise in prices generally must purchase futures contracts at a price higher than the expected future cash price. Therefore, the price of a commodity derivative may fluctuate based on whether the predominant hedgers in the market are producers or users of the commodity.

Credit and Counterparty Risk: The value of a debt security is directly affected by an issuer’s ability to pay principal and interest on time. Although securities issued or

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guaranteed by the U.S. Government are generally considered to be subject to a relatively low amount of credit risk, most securities issued by agencies and instrumentalities of the U.S. Government are not backed by the full faith and credit of the U.S. Government and are supported only by the credit of the issuing agency or instrumentality. If the Fund invests in debt securities, the value of your investment may be adversely affected if a security’s credit rating is downgraded, an issuer of an investment held by the Fund fails to pay an obligation on a timely basis, otherwise defaults, or is perceived by other investors to be less creditworthy.

The Fund may also be subject to the credit risk presented by another party (counterparty credit risk) to the extent it engages in transactions, such as securities loans, repurchase agreements or certain derivatives, which involve a promise by the counterparty to honor an obligation to the Fund. If the Fund engages in transactions with a counterparty, the value of your investment may be adversely affected if the counterparty files for bankruptcy, becomes insolvent, or otherwise becomes unable or unwilling to honor its obligation to the Fund.

Derivatives Risk: The Fund may invest in derivatives to obtain investment exposure, enhance return or “hedge” or protect its assets from an unfavorable shift in the value or rate of a reference instrument. Derivatives can significantly increase the Fund’s exposure to market risk and credit and counterparty risk. Derivatives also involve special risks and costs. For example, derivatives may be illiquid and difficult to value.

When a derivative or other instrument is used as a hedge against an offsetting position that the Fund also holds, any loss generated by that derivative or other instrument will be substantially offset by the gains on the hedged security, and vice versa. To the extent the Fund uses a derivative security or other instrument for purposes other than as a hedge, or if the Fund hedges imperfectly, the Fund will be directly exposed to the risks of that derivative or other instrument and any loss generated by that derivative or other instrument will not be offset by a gain.

Due to their complexity, derivatives may not perform as intended. As a result, the Fund may not realize the anticipated benefits from a derivative it holds or it may realize losses. The Fund may not be able to terminate or sell a derivative under some market conditions, which could result in substantial losses. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment.

Certain derivatives transactions in which the Fund may engage may give rise to a form of leverage. Leveraging may cause the Fund’s performance to be more volatile than if the Fund had not been leveraged, resulting in larger gains or losses in response to market conditions. Leveraging may also expose the Fund to losses in excess of the amounts invested or borrowed, as applicable. In addition, the transaction costs associated with transactions that give rise to leverage may exceed the Fund’s returns from those transactions, resulting in the Fund incurring losses or reduced gains. The use of leverage may cause the Fund to liquidate portfolio securities when it may not be advantageous to do so in order to satisfy its obligations or to meet asset segregation requirements.

Use of derivatives may subject the Fund to counterparty risk, which is the risk that a counterparty with whom the Fund has entered into a transaction fails to satisfy its obligation to the Fund in connection with that transaction. If the Fund engages in a transaction with a counterparty, the value of your investment may be adversely affected if

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the counterparty files for bankruptcy, becomes insolvent, or otherwise becomes unable or unwilling to honor its obligation to the Fund.

The Advisor is registered as a commodity pool operator (“CPO”) with the CFTC and is considered a CPO with respect to the Fund. The Advisor and the Fund therefore are subject to regulation by the CFTC under the Commodity Exchange Act. Consequently, the Advisor and the Fund are required to comply with applicable CFTC regulations. Compliance with these regulations may increase the Fund’s operating expenses.

.

Futures Risk:  The successful use of forward and futures contracts will depend upon the Advisor’s skill and experience with respect to such instruments and are subject to special risk considerations. The primary risks associated with the use of forward and futures contracts are (i) the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the forward or futures contract; (ii) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (iii) losses caused by unanticipated market movements, which are potentially unlimited; (iv) the Advisor’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; (v) the possibility that the counterparty to a forward contract will default in the performance of its obligations; and (vi) if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements on a futures contract, and the Fund may have to sell securities at a time when it may be disadvantageous to do so.

Foreign currency forward prices are influenced by, among other things, changes in balances of payments and trade, domestic and international rates of inflation, international trade restrictions and currency devaluations and revaluations. Investments in currency forward contracts may cause the Fund to maintain net short positions in any currency, including home country currency. In other words, the total value of short exposure to such currency (such as short spot and forward positions in such currency) may exceed the total value of long exposure to such currency (such as long individual equity positions, long spot and forward positions in such currency).

Options Risk: The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing the entire premium invested in the put option.

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Fixed Income Risk: The values of debt securities are subject to change when prevailing interest rates change. When interest rates go up, the value of existing debt securities and certain dividend paying stocks tends to fall. For a Fund that invests its assets in debt securities or stocks purchased primarily for dividend income, when interest rates rise, the value of your investment may decline. Alternatively, when interest rates fall, the value of debt securities and certain dividend paying stocks may rise. The interest earned on the Fund’s investments in fixed income securities may decline when prevailing interest rates fall.

Interest rate risk will affect the price of a fixed income security more if the security has a longer duration. Fixed income securities with longer durations will therefore generally be more volatile than similar fixed income securities with shorter durations. The average maturity and duration of the Fund’s fixed income investments will affect the volatility of the Fund’s share price.

Some debt securities grant the issuer the right to call or repay the debt before it is due and involve the risk that an issuer will repay the principal or repurchase the security before it matures. The Fund may buy another security with the proceeds, but that other security might pay a lower interest rate. Also, if the Fund paid a premium when it bought the security, it may receive less from the issuer than it paid for the security.

Foreign Investment/Currency/Exchange Risk: Investments in foreign securities, including depositary receipts, tend to be more volatile and less liquid than investments in U.S. securities because, among other things, they involve risks not associated with investing in U.S. securities. These additional risks may adversely affect the Fund’s performance.

Investments in foreign securities, whether denominated in U.S. dollars or foreign currencies, are subject to political, social and economic developments in the countries and regions where the issuers operate or are domiciled or where the securities are traded.

Less information may be publicly available about foreign companies than about U.S. companies. Foreign companies are generally not subject to the same accounting, auditing and financial reporting standards and practices as are U.S. companies. In addition, the Fund’s investments in foreign securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls or restrictions on the repatriation of foreign currency and confiscatory taxation. Moreover, the Fund may have more limited recourse against a foreign issuer than it would in the United States.

The costs of buying, selling and holding foreign securities, including brokerage, tax and custody costs, may be higher than those involved in domestic transactions. Foreign settlement and clearance procedures and trade regulations may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of U.S. investments.

To the extent the Fund owns foreign securities denominated in foreign currencies, directly holds foreign currencies or purchases and sells foreign currencies, changes in currency exchange rates may affect the Fund’s net asset value, as well as the value of dividends and interest earned, and gains and losses realized on the sale of foreign securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity

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of the Fund’s foreign currency or securities holdings. Although the Fund may employ certain techniques, such as forward contracts and futures contracts, in an effort to reduce the risk of unfavorable changes in currency exchange rates, there is no assurance that those techniques will be effective. If such techniques are employed and are effective, they will generally reduce or eliminate the benefit of any changes in currency exchange rates that otherwise would have been favorable to the Fund.

All of the risks of investing in foreign securities are typically increased by investing in emerging market countries. Generally, economic structures in these countries are less diverse and mature than those in developed countries, and their political systems are less stable. Investments in emerging market countries may be affected by national policies that restrict foreign investment in certain issuers or industries or that prevent foreign investors from withdrawing their money at will. Small securities markets and low trading volumes in emerging market countries can make investments illiquid and more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines.

To the extent the Fund invests in foreign sovereign debt securities, it may be subject to various risks in addition to those relating to other foreign securities. Foreign sovereign debt securities are subject to the risk that a governmental entity may be unwilling or unable to pay interest and repay principal on its sovereign debt, or otherwise meet its obligations when due, because of cash flow problems, insufficient foreign reserves, the relative size of the debt service burden to the economy as a whole, the government’s policy towards principal international lenders such as the International Monetary Fund, or the political considerations to which the government may be subject. There is generally no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected. If a sovereign debtor defaults (or threatens to default) on its sovereign debt obligations, it may ask for more time in which to pay, request additional loans or otherwise restructure its debt. Although some sovereign debt, such as Brady Bonds, is collateralized by U.S. government securities, repayment of principal and payment of interest is not guaranteed by the U.S. government.

To the extent the Fund invests in depositary receipts or participation certificates in order to obtain exposure to a security or pool of securities issued by a foreign issuer, it is subject to the risks associated with an investment in the underlying security or pool of securities. Investments in depositary receipts that are traded over the counter and participation certificates may subject the Fund to liquidity risk, which is the risk that an investment may become less liquid or illiquid in response to market developments or adverse investor perceptions. Illiquid investments may be more difficult to value. Participation certificates also may expose the Fund to counterparty risk, which is the risk that the bank or broker-dealer that issues the certificates will not fulfill its contractual obligations to timely pay the Fund the amount owned under the certificates.

A portion of the derivatives trades made by the Fund may take place on foreign markets. Neither existing CFTC regulations nor regulations of any other U.S. governmental agency apply to transactions on foreign markets. Some of these foreign markets, in contrast to U.S. exchanges, are so-called principals' markets in which performance is the responsibility only of the individual counterparty with whom the trader has entered into a commodity interest

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transaction and not of the exchange or clearing corporation. In these kinds of markets, there is risk of bankruptcy or other failure or refusal to perform by the counterparty.

Issuer-Specific Risk: The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than those of larger issuers. The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments. The value of each Underlying Pool will be dependent on the success of the managed futures strategies used by its manager. Certain managers may be dependent upon a single individual or small group of individuals, the loss of which could adversely affect their success.

Leverage Risk: Derivatives and other transactions in which the Fund engages may give rise to a form of leverage. Transactions that may give rise to leverage include, among others, swap agreements, futures contracts, short sales, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions.

Leveraging may cause the Fund’s performance to be more volatile than if the Fund had not been leveraged. Leveraging may expose the Fund to losses in excess of the amounts invested or borrowed.

The Fund will segregate or “earmark” liquid assets in an amount sufficient to cover its obligations under the transaction that gives rise to leveraging risk. The use of leverage may cause the Fund to liquidate portfolio securities when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements.

Limited History of Operations Risk.  The Fund has a limited history of operations for investors to evaluate. Due to the Fund's small asset size, certain of the Fund's expenses and its portfolio transaction costs may be higher than those of a fund with a larger asset size. There can be no assurance that the Fund will grow to an economically viable size, in which case the Fund may cease operations. In such an event, investors may be required to liquidate or transfer their investments at a loss. In addition, the Sub-Advisor has limited experience managing a mutual fund.

Liquidity Risk: The Fund is subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, non-U.S. securities, Rule 144A securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk: The net asset value of the Fund changes daily based on the performance of the securities and derivatives in which it invests. The Sub-Advisor's, judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests may prove to be incorrect and may not produce the desired results. The Fund's profitability will also depend upon the ability of the Sub-Advisor to successfully allocate the assets of the Fund's wholly-owned Subsidiary among securities that employ managed futures strategies profitably and the Sub-Advisor's judgments about the attractiveness, value and potential appreciation the fixed income securities in which the

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Fund will invest. There can be no assurance that either the securities selected by the Sub-Advisor will produce positive returns.

Market Risk: The Fund’s share price can fall because of, among other things, weakness in the broad market, a particular industry or specific holding, or changes in general economic conditions, such as prevailing interest rates or investor sentiment. The market as a whole can decline for many reasons, including disappointing corporate earnings, adverse political or economic developments here or abroad, changes in investor psychology, or heavy institutional selling. The value of a particular investment may fall as a result of factors directly relating to the company that issued the investment, such as decisions made by its management or lower demand for the company’s products or services. A security’s value may also fall because of factors affecting not just the company but also companies in the same industry or in a number of different industries such as increases in production costs. In addition, an assessment by the Sub-Advisor of particular companies may prove incorrect, resulting in losses or poor performance by those holdings, even in a rising market. The Fund could also miss attractive investment opportunities if the Sub-Advisor underweights markets or industries where there are significant returns, and could lose value if the Sub-Advisor overweights markets or industries where there are significant declines. Stocks and other equity securities are generally considered to be more volatile than fixed income securities.

Markets tend to move in cycles with periods of rising prices and periods of falling prices. Like the stock market generally, the investment performance of the Fund will fluctuate within a wide range, so an investor may lose money over short or even long periods.

Significant disruptions to the financial markets could adversely affect the liquidity and volatility of securities. During periods of extreme market volatility, prices of securities may be negatively impacted due to imbalances between market participants seeking to sell particular securities or similar securities and market participants willing or able to buy such securities. As a result, the market price of a security held by the Fund could decline at times without regard to the financial condition of or specific events impacting the issuer of the security.

Non-Diversification Risk. The Fund is non-diversified, which means that it can hold securities of a smaller number of issuers and can invest a larger percentage of its assets in a single issuer than a diversified portfolio. To the extent that the Fund holds securities of a smaller number of issuers or invests a larger percentage of its assets in a single issuer than a diversified portfolio, the value of the Fund, as compared to the value of a diversified portfolio, will generally be more volatile and more sensitive to the performance of any one of those issuers and to economic, political, market or regulatory events affecting any one of those issuers.

Short Position Risk:  The Fund’s short positions may result in a loss if the price of the short position instruments rise and it costs more to replace the short positions.  In contrast to long positions, for which the risk of loss is typically limited to the amount invested, the potential loss on the Fund’s short positions is unlimited; however, the Fund will be in compliance with Section 18(f) of the 1940 Act, to ensure that a Fund shareholder will not lose more than the amount invested in the Fund.  Market factors may prevent the Underlying Pool from closing out a short position at the most desirable time or at a favorable price.

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Tax Risk:  By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Code.  Sub-chapter M requires, among other things, that at least 90% of the Fund's income be derived from securities or derived with respect to its business of investing in securities (typically referred to as "qualifying income").  The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as "qualifying income" for purposes of the 90% income requirement if the Fund invests in the derivative directly.  The Internal Revenue Service ("IRS") has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a Fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M. Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that these rulings evidence the current view of the IRS, consistently applied to a number of similarly situated mutual funds.  The Fund intends to treat the income derived from its investment in the Subsidiary as "qualifying income" for purposes of Subchapter M.  [The Fund has obtained an opinion of counsel that its income from investments in the Subsidiary should constitute “qualifying income.”] However, the Fund currently does not intend to request a private letter ruling from the IRS.  As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund's investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund's Board of Trustees would consider what action to take in the best interests of shareholders.

U.S. Government Securities Risk: The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. U.S. Government securities issued by those agencies, instrumentalities and sponsored enterprises, including those issued by Fannie Mae, Freddie Mac and the Federal Home Loan Banks, are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government securities held by the Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that issuers of U.S. Government securities will not have the funds to meet their payment obligations in the future. Fannie Mae and Freddie Mac have been operating under conservatorship, with the Federal Housing Finance Administration (“FHFA”) acting as their conservator, since September 2008. The entities are dependent upon the continued support of the U.S. Department of the Treasury and FHFA in order to continue their business operations. These factors, among others, could affect the future status and role of Fannie Mae and Freddie Mac and the value of their securities and the securities which they guarantee. Additionally, the U.S. government and its agencies and instrumentalities do not guarantee the market values of their securities, which may fluctuate.

Wholly-Owned Subsidiary Risk:  By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The commodity-related instruments held by the Subsidiary are subject to the commodities risks discussed above.

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Principal Fund Investment Strategies and Risks

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There can be no assurance that the Subsidiary’s investments will contribute to the Fund’s returns. The Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act. The Fund, however, wholly owns and controls the Subsidiary, and the Fund and the Subsidiary are both managed by the Subadviser, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund and its shareholders. Changes in the laws of the United States and/or Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and could adversely affect the Fund. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Island taxes, Fund shareholders would likely suffer decreased investment returns.

For more information about risks, please see “Investment Risks” in the Fund’s SAI.

Manager-of-Managers Order

An affiliate of the Advisor has received an exemptive order (the "Order") from the SEC that permits the Advisor, with the Trust's Board of Trustees' approval, to enter into or amend sub-advisory agreements with one or more sub-advisers who are not affiliated with the Advisor without obtaining shareholder approval.  Shareholders will be notified if and when a new sub-adviser is employed by the Advisor within 90 days of such change.

Cybersecurity Risk

The participating insurance companies, the Fund and its service providers, use computer systems, networks and devices to carry out routine business operations. These systems, networks and devices employ a variety of protections that are designed to prevent cyberattacks. Despite the various cyber protections utilized by the participating insurance companies, the Fund and its service providers, their systems, networks, or devices could potentially be breached. The Fund, its shareholders, and the participating insurance companies could be negatively impacted as a result of a cybersecurity breach.

Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may cause disruptions and impact the Fund’s business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate their NAV, impediments to trading, the inability of the Fund, the participating insurance companies, the Advisor, and other service providers to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs, as well as the inadvertent release of confidential information.

Similar adverse consequences could result from cybersecurity breaches affecting issuers of securities in which the Fund invest; counterparties with which the Fund engages in transactions; governmental and other regulatory authorities; exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions (including financial intermediaries and service providers for the Fund’s shareholders); and other parties. In addition, substantial costs may be incurred by these entities in order to prevent any cybersecurity breaches in the future.

The Fund cannot control the cybersecurity plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund, including the participating insurance companies.

Portfolio Holdings Information

A description of the Fund’s policies regarding disclosure of the securities in the Fund’s portfolio can be found in the Funds SAI.

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Shareholder Guide - How to Invest in The Huntington VA Funds

Pricing Shares

The price at which the Fund will offer or redeem shares is the net asset value (“NAV”) per share next determined after the order is considered received. Consult your investment professional to determine if there are additional fees or charges that are separately assessed when purchasing, exchanging or redeeming shares.

The Trust calculates NAV for the Fund by valuing securities held based on market value.

In computing NAV for the Fund, current market value is used to value portfolio securities with respect to which market quotations are readily available.

Pursuant to Trustee-approved policies, the Fund relies on certain security pricing services to provide current market value of securities. Those security pricing services value equity securities (including foreign equity securities) traded on a securities exchange at the last reported sales price on the principal exchange. Equity securities quoted by NASDAQ are valued at the NASDAQ Official Closing Price. If there is no reported sale on the principal exchange, and in the case of over-the-counter securities, equity securities are valued at a bid price estimated by the security pricing service. Foreign securities are subject to modification based on significant events, as described below. Except as noted above, debt securities, including short-term investments with remaining maturities of 60 days or less at the time of purchase, traded on a national securities exchange or in the over-the-counter market are valued at the last reported sales price on the principal exchange. If there is no reported sale on the principal exchange, and for all other debt securities, including zero-coupon securities, debt securities are valued at a bid price estimated by the security pricing service. Foreign securities quoted in foreign currencies are translated into U.S. dollars at the foreign exchange rate in effect as of the close of the New York Stock Exchange (“NYSE”) (generally 4:00 p.m., Eastern Time) on the day the value of the foreign security is determined. Options contracts are generally valued at the closing price if it is between the bid and asked prices as reported on days when the contracts are traded. If no trades are reported, the mean of the bid and the asked prices is used as the value. Investments in other open-end investment companies (other than ETFs) are valued at NAV. Because a Fund may invest in securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund does not price its Shares, the value of some of the Funds’ portfolio securities may change on days when you may not be able to buy or sell Fund Shares

Under certain circumstances, a good faith determination of the fair value of a security or option may be used instead of its current market value, even if the security’s market price is readily available. In such situations, the Trust’s financial administrator may request that the Trust’s Pricing Committee, as described herein, make its own fair value determination.

Securities for which market quotations are not readily available are valued at their “fair value.” In these cases, a Pricing Committee established and appointed by the Trustees determines in good faith, subject to Trust procedures, the fair value of portfolio securities held by a Fund (“good faith fair valuation”). When a good faith fair valuation of a security is required, consideration is generally given to a number of factors, including, but not limited to the following: dealer quotes, published analyses by dealers or analysts of the situation at issue, transactions implicitly valuing the security at issue (such as a merger, tender offer, etc.), the value of other securities or contracts which derive their value from the security at issue, and the implications (whether negative or positive) of the circumstances which have caused trading in the security to halt. The final good faith fair valuation of a security is based on an analysis of those factors deemed relevant to the security valuation at issue. With respect to certain narrow categories of securities, the Pricing Committee’s procedures detail specific valuation methodologies to be used in lieu of considering the aforementioned list of factors.

The Fund may use the fair value of a security to calculate NAV when a market price is not readily available, such as when: (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Fund’s Advisor determines that the quotation or price for a portfolio security provided by a dealer or independent pricing service is inaccurate.

Fair valuation procedures are also used when a significant event affecting the value of a portfolio security is determined to have occurred between the time when the price of the portfolio security is determined and the close of trading on the NYSE, which is when the Fund’s NAV is computed. An event is considered significant if there is both an affirmative expectation that the security’s value will change in response to the event and a reasonable basis for quantifying the resulting change in value. Significant events include significant general securities market movements occurring between the times when the price of the portfolio security is determined and the close of trading on the NYSE. For domestic fixed income securities, such events may occur where the cut-off time for the market information used by the independent pricing service is earlier than the end of regular trading on the NYSE. For securities

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Shareholder Guide - How to Invest in The Huntington VA Funds

normally priced at their last sale price in a foreign market, such events can occur between the close of trading in the foreign market and the close of trading on the NYSE. In such cases, use of fair valuation can reduce an investor’s ability to seek to profit by estimating the Fund’s NAV in advance of the time when the NAV is calculated.

In some cases, events affecting the issuer of a portfolio security may be considered significant events. Examples of potentially significant events include announcements concerning earnings, acquisitions, new products, management changes, litigation developments, a strike or natural disaster affecting the company’s operations or regulatory changes or market developments affecting the issuer’s industry occurring between the time when the price of the portfolio security is determined and the close of trading on the NYSE. For securities of foreign issuers, such events could also include political or other developments affecting the economy or markets in which the issuer conducts its operations or its securities are traded.

The Fund’s Trustees have authorized the use of an independent fair valuation service. If the movement in a designated U.S. market index, after foreign markets close, is greater than predetermined levels, the Fund may use a systemic valuation model provided by that independent third party to fair value its international equity securities. Since the Fund invests in foreign securities, it is likely to be affected by this fair valuation methodology.

There can be no assurance that a Fund could purchase or sell a portfolio security at the price used to calculate the Fund’s NAV. In the case of fair valued portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security’s present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations. Fair valuation determinations often involve the consideration of a number of subjective factors, and the fair value price may be higher or lower than the price one may obtain in a market transaction.

The Trust calculates the NAV per share for the Fund as of the close of regular trading of the NYSE (generally 4:00 p.m. Eastern Time) on each day the NYSE is open. Please call the Trust at [800-253-0412], if you have any questions about purchasing Shares.

The Fund is open for business on any day the NYSE is open. The Fund is closed on the following NYSE holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Purchasing Shares

You may purchase Shares of the Fund only through variable annuity contracts or variable life insurance policies offered by participating insurance companies. Fund Shares are not offered directly to the public.

You should refer to the prospectus for the variable annuity contract or variable life insurance policy for information on how to purchase a variable contract or policy and how to select the Fund as an investment option for your contract or policy.

What Shares Cost

The offering price of a Share is its NAV next determined after the order is considered received by the Fund. The Fund has authorized participating insurance companies to accept purchase orders on their behalf.

The Fund does not impose any sales charges on the purchase of their Shares. Withdrawal charges, mortality and expense risk fees and other charges may be assessed by participating insurance companies under the variable annuity contracts or variable life insurance policies. These fees are described in the prospectuses for participating insurance companies, variable annuity contracts and variable life insurance policies.

Choosing a Share Class

This Prospectus describes two classes of shares offered by the Fund: Class A and Institutional Shares.  The Fund offers these classes of shares so that you can choose the class that best suits your investment needs.  The main difference between the classes is ongoing fees.  Class A Shares pay up to 0.50% annually for distribution expenses pursuant to a plan under Rule 12b-1, and Institutional Shares do not pay such fees. For information on ongoing distribution fees, see the section entitled Distribution Plan (Rule 12b-1 Fees) in this Prospectus.  Each class of shares in the Fund represents interest in the same portfolio of investments within the Fund.

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Shareholder Guide - How to Invest in The Huntington VA Funds

State Escheatment Laws

Please note that your property may be transferred to the appropriate state if no activity occurs in the account within the time period specified by state escheatment law.

Notes About Purchases

Participating insurance companies, through their separate accounts, are responsible for placing orders to purchase Fund shares. In order to purchase Fund Shares on a particular day, the participating insurance company must receive your instructions by the close of regular trading on the NYSE (typically 4:00 p.m. Eastern Time) that day and then transmit such order to the Fund or its designated agent in accordance with the Fund’s agreement with the participating insurance company.

The Trust reserves the right to suspend the sale of Shares of the Fund temporarily and the right to refuse any order to purchase Shares of the Fund.

If the Trust receives insufficient payment for a purchase, or the Trust does not receive payment within one (1) business day, it may cancel the purchase and the separate account may be liable for any losses to the Fund. In addition, the separate account will be liable for any losses or fees incurred by the Fund or its transfer agent in connection with the transaction.

Redeeming Shares

You may redeem Shares of the Fund only through participating insurance companies.

We redeem Shares of the Fund on any business day when the NYSE is open. The price at which the Fund will redeem a Share will be its NAV next determined after the order is considered received. The Fund has authorized the participating insurance companies to accept redemption requests on its behalf.

Notes About Redemptions

In order to redeem Shares of the Fund on a particular day, the Fund or its designated agent must receive the request before the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) that day.

To the extent permitted by federal securities laws, the Trust reserves the right to suspend the redemption of Shares of the Fund temporarily under extraordinary market conditions such as market closures or suspension of trading by the SEC.

Frequent Trading Policies

Frequent or short-term trading into and out of the Fund can have adverse consequences for the Fund and shareholders who use the Fund as a long-term investment vehicle. Such trading in significant amounts can disrupt the Fund’s investment strategies (for example, by requiring it to sell investments at inopportune times or maintain excessive short-term or cash positions to support redemptions), increase brokerage and administrative costs, and affect timing and amount of taxable gains realized by the Fund. Investors engaged in such trading may also seek to profit by anticipating changes in the Fund’s NAV in advance of the time as of which NAV is calculated or through an overall strategy to buy and sell Shares in response to incremental changes in the Fund’s NAV. The Fund invest in overseas markets that have the risk of time zone arbitrage, and therefore, an increased risk of market timing. The Fund’s fair valuation procedures are intended in part to discourage short-term trading strategies by reducing the potential for these strategies to succeed. See “Pricing Shares” in this Prospectus.

The Fund’s Trustees have approved policies and procedures intended to discourage excessive, frequent or short-term trading of the Fund’s Shares. Because Shares are held exclusively by insurance company separate accounts, rather than directly by the individual contract owners of the separate accounts, the Fund is not in a position to determine directly whether a separate account’s purchase or sale of Fund Shares on any given day represents transactions by a single or multiple investors. They are also not able to determine directly whether multiple purchases and sales by a separate account over any given period represent the activity of the same or of different investors. However, in situations where the Fund becomes aware of possible market timing activity, they will request the insurance company to provide information on individual investor trading activity, and if such information is provided and if it is determined from this information that an investor has engaged in excessive short term trading, the Fund will seek the insurance company’s cooperation in enforcing the Fund’s market timing policies. There can be no assurance that an insurance company will agree to preclude an investor from further purchases of Fund Shares, and there may be contractual limits on its ability to do so. If the Fund cannot detect market timing activity, then the Fund may be subject to the disruptions and increased costs discussed above. The Fund’s objective is that their restrictions on short-term trading should apply to all shareholders, regardless of the number or type of

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Shareholder Guide - How to Invest in The Huntington VA Funds

accounts in which Shares are held. However, the Fund anticipates that limitations on their ability to identify trading activity to specific shareholders, including where shares are held through intermediaries in multiple or omnibus accounts, will mean that these restrictions may not be able to be applied uniformly in all cases.

Additionally, each insurance company selling the Fund has adopted policies and procedures that are reasonably calculated to detect and prevent excessive trading and possible market timing. Please refer to the prospectus for your variable insurance product contract to determine what policies or procedures may have been adopted by your insurance company to discourage frequent or short-term trading of the Fund and the other variable investment options offered under your contract. Whatever policies and procedures may have been adopted by your insurance company to discourage frequent or short-term trading, please note that the Fund is also used as investment options for variable product contracts of other insurance companies. These other insurance companies may not have adopted policies and procedures to discourage frequent or short-term trading or may have different policies and procedures than those described in your variable insurance product prospectus. To the extent that the policies and procedures of the Fund and/or participating insurance companies are not effective in discouraging frequent trading of Fund Shares, such trading may have the adverse consequences discussed above for the Fund and their long-term Shareholders. You should review your insurance contract prospectus or your plan document for more information regarding market timing, including any restrictions or limitations on trades made through a contract or plan.

The Fund’s Trustees receive at least quarterly a report of any occurrences of excessive trading and possible market timing.

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More About The Huntington Funds and the VA Funds

Management of the Trust

The Trustees are responsible for generally overseeing the conduct of the Fund’s business.

Investment Advisor and Sub-Advisor

Advisor

Rational Advisors, Inc., a wholly owned subsidiary of Rational Capital LLC, has been retained by the Trust under a Management Agreements to act as the investment advisor to the Fund, subject to the authority of the Board of Trustees. Management of mutual funds is currently its primary business. The Advisor was previously a wholly-owned subsidiary of Huntington National Bank and was acquired by Rational Capital LLC on December _, 2015. The Advisor oversees the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund’s investment program. The address of the Advisor is 36 North New York Avenue, Huntington, NY 11743.

Sub-Advisor

The Fund’s sub-advisor is Chesapeake Capital Corporation pursuant to a Sub-Advisory Agreement between the Advisor and Sub-Advisor. Cambridge is located at 1721 Summit Avenue, Richmond, Virginia 23230. The Sub-Advisor is registered as an investment advisor under the Investment Advisers Act of 1940, and is a wholly owned subsidiary of Chesapeake Capital Holdings, [Inc.] Founded in 1988, the Sub-Advisor provides investment management services to pooled investment vehicles. As of December 31, 2015, the Sub-Advisor had assets under management of $[130 million.]

Under the supervision of the Advisor, the Sub-Advisor is responsible for making investment decisions and executing portfolio transactions for the Fund. In addition, the Sub-Advisor is responsible for maintaining certain transaction and compliance related records of the Fund. As compensation for the sub-advisory services it provides to the Fund, the Advisor will pay the Sub-Advisor 50% of the management fees that the Advisor receives from the Fund.

Portfolio Manager

R. Jerry Parker, Jr., the Founder, Chairman of the Board of Directors and the Chief Executive Officer of the Sub-Advisor since 1988, is primarily responsible for the day to day management of the Fund. Mr. Jamali joined the Advisor as a Senior Fund Manager in 2015. Mr. Parker is also the Founder, Chairman of the Board of Directors and the Chief Executive Officer of the Sub-Advisor’s parent company, Chesapeake Holding Company .

Fees Paid To Advisor

The Fund is authorized to pay the Advisor an annual fee of 1.75% based on its average daily net assets. The advisory fee is paid monthly. The Fund’s Advisor has contractually agreed to waive all or a portion of its investment advisory fee (based on average daily net assets) and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 2.49% and 1.99% of the average daily net assets of the Class A Shares and Institutional Shares of the Fund, respectively, through April 30, 2017. This Agreement shall terminate automatically upon the termination of the Advisory Agreement. The Advisor may elect in its discretion to terminate this Agreement for any period following the term period of this Agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees or reimbursed expenses for up to three years with respect to periods prior to such termination

A discussion regarding the basis of the Board of Trustees' approval of the management agreement with the Advisor will be available in the Fund's semi-annual report to shareholders for the period ending June 30, 2016.

Investment Subsidiary

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More About The Huntington Funds and the VA Funds

The Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary invests the majority of its assets in commodities and other futures contracts. The Subsidiary is organized under the laws of the Cayman Islands, and is overseen by its own board of directors. The Fund is the sole shareholder of the Subsidiary. It is not currently expected that shares of the Subsidiary will be sold or offered to other investors. If, at any time, the Subsidiary proposes to offer or sell its shares to any investor other than the Fund, you will receive 60 days prior notice of such offer or sale.

As with the Fund, the Advisor is responsible for the Subsidiary's day-to-day business pursuant to an investment advisory agreement with the Subsidiary. Under this agreement, the Advisor provides the Subsidiary with the same type of management services, under the same terms, as are provided to the Fund, except the Advisor receives no fees from the Subsidiary. The advisory agreement with the Subsidiary provides for automatic termination upon the termination of the investment advisory agreement with respect to the Fund. The Subsidiary has also entered into separate contracts for the provision of custody, fund accounting and audit services with the same service providers that provide those services to the Fund.

The Subsidiary will also bear certain fees and expenses incurred in connection with its operation such as custody and other services that it receives. The Fund expects that the expenses borne by the Subsidiary will not be material in relation to the value of the Fund's assets. It is therefore expected that any duplicative fees for similar services provided to the Fund and the Subsidiary will not be material.

The Subsidiary will be managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. As a result, the Advisor is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage (each measured on a consolidated basis with the Fund) and the timing and method of the valuation of the Subsidiary's portfolio investments. These policies and restrictions are described in detail in the Fund's Statement of Additional Information ("SAI"). The Fund's Chief Compliance Officer oversees implementation of the Subsidiary's policies and procedures, and makes periodic reports to the Fund's Board regarding the Subsidiary's compliance with its policies and procedures.

The financial statements of the Subsidiary will be consolidated in the Fund's financial statements which are included in the Fund's annual and semi-annual reports. The Fund's annual and semi-annual reports are distributed to shareholders, and copies of the reports are provided without charge upon request as indicated on the back cover of this Prospectus. Please refer to the SAI for additional information about the organization and management of the Subsidiary.

Distribution of Fund Shares

[Northern Lights Distributors, LLC (“Distributor”), whose address is 17605 Wright Street, Omaha, Nebraska 68130], serves as the Distributor of the shares of the Fund. The Distributor is a wholly-owned subsidiary of Huntington Bancshares, Incorporated.

The Distributor may, from time to time in its sole discretion, institute one or more promotional incentive programs for dealers, which will be paid for by the Distributor or its affiliates (including [Northern Lights Distributors, LLC]) out of its reasonable resources and profits or from any source available to it, including amounts made available by the Advisor and its affiliates out of their reasonable resources and profits. Under any such program, the Distributor may provide cash or non-cash compensation as recognition for past sales or encouragement for future sales that may include the following: merchandise, travel expenses, prizes, meals and lodgings, and gifts that do not exceed $100 per year, per individual.

The Distributor, Advisor and their affiliates may pay out of their own resources amounts (including items of material value) to certain financial intermediaries that support the sale of Shares or provide services to Fund shareholders. The amounts of these payments could be significant, and may create an incentive for the financial intermediaries or its employees or associated persons to recommend or sell Shares of the Funds to you. These payments are not reflected in the fees and expenses listed in the fee table section of the Funds’ prospectus because they are not paid by the Funds.

These payments are negotiated and may be based on such factors as the number or value of Shares that the financial intermediary sells or may sell; the value of client assets invested; or the type and nature of services or support furnished by the financial intermediary. You can ask your financial intermediary for information about any payments it receives from the Distributor, Advisor

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More About The Huntington Funds and the VA Funds

and their affiliates, or the Funds and any services the financial intermediary provides. The SAI contains additional information on the types of additional payments that may be paid.

Distribution Plan (Rule 12b-1 Fees)

Class A Shares Only

The Fund has adopted a Distribution Plan (the “12b-1 Plan”) on behalf of its Class A Shares which allows it [to pay fees up to 0.50% of the Fund’s Class A Shares average daily net assets to financial intermediaries (which may be paid through the Distributor) for the sale and distribution of these Shares.] Pursuant to the Fund’s 12b-1 Plan, the Fund may finance from the assets of Class A certain activities or expenses that are intended primarily to result in the sale of the Class A Shares.

Because these Shares pay marketing fees on an ongoing basis, your investment costs may be higher over time than other shares with different sales charges and marketing fees.

In addition to paying fees under the 12b-1 Plan, the Fund may pay service fees to intermediaries such as banks, broker-dealers, financial advisors or other financial institutions, including affiliates of the Advisor or Distributor, for sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus, other group accounts or accounts traded through registered securities clearing agents.

The Fund may waive or reduce the maximum amount of Rule 12b-1 fees they pay from time to time at its sole discretion. In addition, a financial intermediary (including the Distributor, the Advisor or their affiliates) may voluntarily waive or reduce any fees to which they may be entitled. From time to time, the Distributor may pay out of its reasonable profits and other resources (including those of its affiliates) advertising, marketing and other expenses for the benefit of the Fund.

Additional Compensation to Financial Intermediaries: The Fund’s advisor may, at its own expense and out of its own legitimate profits, provide additional cash payments to financial intermediaries who sell Fund shares. Financial intermediaries include brokers, financial planners, banks, insurance companies, retirement or 401(k) plan administrators and others. These payments may be in addition to the Rule 12b-1 fees and any sales charges that are disclosed elsewhere in this Prospectus. These payments are generally made to financial intermediaries that provide shareholder or administrative services, or marketing support. Marketing support may include access to sales meetings, sales representatives and financial intermediary management representatives, inclusion of a Fund on a sales list, including a preferred or select sales list, or other sales programs. These payments also may be made as an expense reimbursement in cases where the financial intermediary provides shareholder services to Fund shareholders.

Householding: To reduce expenses, we mail only one copy of the Prospectus and each annual and semi-annual report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call the Fund at 1-[800-253-0412] or contact your financial institution. We will begin sending you individual copies 30 days after receiving your request.

Mixed Funding and Shared Funding

As noted previously, the Fund was established exclusively for the purpose of providing an investment vehicle for variable annuity contracts and variable life insurance policies offered by separate accounts of participating insurance companies. The Trust is permitted to engage in “mixed funding” (using shares as investments for both variable annuity contracts and variable life insurance policies) and “shared funding” (using shares as investments for separate accounts of unaffiliated life insurance companies) pursuant to an exemption from the SEC, and currently is engaged in shared funding arrangements and must comply with conditions of the SEC exemption that are designed to protect investors in the Fund. Although the Fund does not currently see any disadvantage to contract owners due to differences in redemption rates, tax treatment or other considerations resulting from mixed funding or shared funding, the SEC only requires the Trustees to monitor the operation of mixed funding and shared funding arrangements, and to consider appropriate action to avoid material conflicts, and to take appropriate action in response to any material conflicts which occur. Such action could result in one or more participating insurance companies withdrawing their investment in the Fund.

Dividends and Distributions

The Fund declares and pays dividends on investment income annually. T he Fund also makes distributions of net capital gains, if any, at least annually.

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More About The Huntington Funds and the VA Funds

All dividends and distributions payable to a shareholder will be automatically reinvested in additional Shares of the Fund unless an election is made on behalf of a participating insurance company to receive some or all of a dividend or distribution in cash.

Tax Consequences

There are many important tax consequences associated with an investment in the Fund. Please read the insurance contract prospectus provided by the participating insurance company and consult your tax advisor regarding the specific federal, state and local tax consequences applicable to your investment.

The Fund intends to qualify as a “regulated investment company” for U.S. federal income tax purposes and to meet all other requirements necessary for it to be relieved of U.S. federal income taxes on income and gains it distributes to the separate accounts. The Fund will distribute any net investment income and net realized capital gains at least annually.

Generally, owners of variable annuity contracts are not taxed currently on income or gains realized with respect to such contracts. However, some distributions from such contracts may be taxable at ordinary income tax rates. In addition, distributions made to an owner who is younger than 59 1/2 may be subject to a 10% penalty tax. Investors should ask their own tax advisors for more information on their own tax situation, including possible state or local taxes.

In order for investors to receive the favorable tax treatment available to holders of variable annuity contracts, the separate accounts underlying such contracts, as well as the funds in which such accounts invest, must meet certain diversification requirements.

The Fund intends to comply with the variable contract asset diversification regulations of the Internal Revenue Service. If the Fund fails to comply with these regulations, contracts invested in the Fund might not be treated as an annuity, endowment or life insurance contract under the Code, and income allocable to the contracts would be taxable currently to the holders of such contracts.

Under recently enacted Treasury regulations, insurance companies holding the separate accounts must report to the Internal Revenue Service losses above a certain amount resulting from a sale or disposition of Fund shares.

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Financial Information

Financial Highlights

Because the Fund had not commenced investment operations as of the date of this Prospectus, no financial highlights are available for the Fund at this time. In the future, financial highlights will be presented in this section of the Prospectus.

More information about the Funds is available free upon request, including the following:

ANNUAL AND SEMI-ANNUAL REPORTS

Additional information about the Funds’ investments is available in the Funds’ annual and semi-annual reports to shareholders. In the Funds’ annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds’ performance during its last fiscal year.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

The SAI provides more detailed information about the Funds and their policies. A current SAI is on file with the SEC and is incorporated by reference into (considered a legal part of) this Prospectus. The SAI contains a description of the Funds’ policies and procedures with respect to the disclosure of their portfolio securities. These documents, as well as additional information about the Funds are also available on Funds’ website at www.rationalmf.com

To obtain the SAI, Annual Report, Semi-Annual Report and other information without charge, and to make inquiries:

CALL

(800) 253-0412

WRITE

Mutual Fund and Variable Insurance Trust, [P.O. Box 6110, Indianapolis, IN 46206-6110]

LOG ON TO THE INTERNET

You may also access Fund information at www.huntingtonfunds.com or from the EDGAR Database on the SEC’s website at www.sec.gov.

CONTACT THE SEC

Call (202) 551-8090 about visiting the SEC’s Public Reference Room in Washington D.C. to review and copy information about the Funds.

Alternatively, you may send your request to the SEC by e-mail at publicinfo@sec.gov or by mail with a duplicating fee to the SEC’s Public Reference Section, Washington, D.C. 20549-1520.

Shareholder Services: 800-253-0412

Investment Company Act file number is 811-5010